UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 10)

EMULEX CORPORATION
(Name of Subject Company (Issuer))
FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

292475209
(CUSIP Number of Class of Securities)

Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*:	$912,359,327.00	Amount of Filing Fee**:	$50,909.66

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 82,941,757 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $11.00 per share of common stock. Based upon information contained in Emulex Corporation’s Consent Revocation Statement on Schedule 14A filed on June 15, 2009, as of May 22, 2009, there were 82,941,857 Shares issued and outstanding, of which 100 shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of shares to be purchased).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Filing Party:	$49,048.45 Broadcom Corporation Fiji Acquisition Corporation	Form or registration no.: Date Filed:	Schedule TO May 5, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SIGNATURE
EXHIBIT INDEX
EX-99.(A)(5)(S)

     This Amendment No. 10 to the Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2009, as amended by Amendment No. 1 filed on May 18, 2009, Amendment No. 2 filed on May 19, 2009, Amendment No. 3 filed on May 27, 2009, Amendment No. 4 filed on May 29, 2009, Amendment No. 5 filed on June 4, 2009, Amendment No. 6 filed on June 18, 2009, Amendment No. 7 filed on June 22, 2009, Amendment No. 8 filed on June 23, 2009 and Amendment No. 9 filed on June 25, 2009 (as amended and supplemented, the “Schedule TO”) by Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share, of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement, dated as of January 15, 2009, between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amended Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
     The price per Share to be paid pursuant to the Offer has been increased from $9.25 to $11.00 net per Share in cash (less applicable withholding taxes and without interest). All references in the Offer to Purchase (other than in Section 6, Section 10, the seventh paragraph of the Section “Introduction”, and under “What does the board of directors of Emulex think of the offer?” and “What is the market value of my Shares as of a recent date?” in the Section “Summary Term Sheet”), the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients, to the Offer price of $9.25 per Share are hereby deleted and replaced with references to $11.00 per Share.
     Items 4, 5 and 7 of the Schedule TO are hereby amended and supplemented as follows:
     (1) On June 30, 2009, Parent and Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on July 14, 2009, unless further extended. As of 4:00 p.m., New York City time, on June 29, 2009, approximately 2,240,560 Shares had been tendered and not withdrawn from the Offer. The full text of the press release issued by Parent on June 29, 2009 announcing, among other things, the extension of the Offer is filed as Exhibit (a)(5)(S) hereto and is incorporated by reference herein.
     (2) The following new paragraphs are added after the final paragraph in Section 10 (“Background of the Offer; Contacts with the Company”) of the Offer to Purchase:
     “On June 29, 2009, Parent sent a letter to the Company which appears below:
     June 29, 2009
The Board of Directors of Emulex Corporation
c/o Paul F. Folino
Executive Chairman of the Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
     Dear Paul:
     I am writing on behalf of the Board of Directors of Broadcom Corporation. As we have said since our first indication of interest last December, we believe combining our two companies will create significant value for our respective shareholders, employees, customers and partners. We believe the best way to realize this value is to act now to capitalize on the opportunities our two companies could create together. Delay — and its associated business risks and financial costs — erode the value of a combination. This is especially so because Broadcom has other value-creating opportunities. We believe it is in the interest of each company’s stakeholders to complete a transaction expeditiously or to conclude that we cannot, and move on.
     In the interest of bringing this matter to a rapid conclusion through a negotiated transaction, Broadcom is increasing its offer from $9.25 to $11.00. This is the best offer Broadcom intends to make and reflects Broadcom’s assessment of the publicly available information on Emulex and the value Broadcom anticipates for itself from an expedited transaction. We are amending our tender offer today to reflect our revised offer price. This price represents a premium of:
•	66% to Emulex’s closing stock price on April 20, 2009, the day before we announced our initial offer;

•	93% to the average closing price for the 30 trading days before our initial offer;

•	Approximately 149% to Enterprise Value on the day before our initial offer;

•	69% to the analysts’ median 12-month price target for Emulex on the day before our initial offer.
We recognize that, in the absence of our offer, Emulex’s share price would have continued to fluctuate in the two months since our initial offer. Had the Emulex stock traded in line with the stock of its closest peer, QLogic Corp. (up 7.6% since April 20, 2009), it would be $7.11 today. Our revised offer represents a premium to this implied current share price of 55%.
     In view of the defenses that Emulex erected in response to our approach in December 2008 (and the projections your management has presented to the market), the only expeditious path forward we see is one that your current Board of Directors endorses. Neither our consent solicitation nor our Delaware litigation supports that outcome. Our goal from the start of this process was to negotiate a friendly and timely transaction. Therefore, in a final effort to engage Emulex’s current Board of Directors, we will cease soliciting consents from Emulex’s stockholders to amend Emulex’s bylaws and to hold a special meeting of stockholders. At the same time, we have instructed our Delaware counsel to dismiss the lawsuit in which we challenged the validity of Emulex’s supermajority voting bylaw and its “poison pill” anti-takeover device.
     Since last December, we have sought to engage Emulex constructively and professionally. We hope this new approach will lead to a mutually beneficial dialogue and, ultimately, to a friendly transaction. The arguments in favor of this combination are substantial. Together, the talented employees of our two companies could accelerate the convergence of Ethernet and Fibre Channel. Broadcom’s technology, scale, track record of execution, and highly successful history of acquisitions, along with Emulex’s considerable strengths today would make a terrific combination for our combined employees and our customers.
     In contrast, it remains unclear to us that Emulex is likely to achieve value for its shareholders greater than our significantly enhanced cash offer within a reasonable period of time on a standalone basis. We hope you and your Board will balance your optimistic view of your prospects to be the dominant player in the CNA market by FY2012 with a realistic assessment of the risks associated with achieving your projections, the intense competition you will face in the market, and the headwinds you will encounter from a core market that is in long term decline.
     Paul, if we move quickly to combine our two companies with the speed required by market dynamics, great value can be delivered now to your shareholders and future opportunities created for ours. If not, we believe it is only prudent for Broadcom to consider other alternatives.
     As required by law, we will extend our tender offer for an additional ten business days, until midnight New York City time on July 14, 2009. We intend to allow our offer to expire at the end of that period if the Emulex Board has not at that time indicated its support for the transaction that we have proposed.
     Based on our assessment of the information we have and that is publicly available about Emulex, this proposal represents the best offer we can make based on an expedited transaction. We hope it is a proposal the Emulex Board will support and we look forward to your response.
Sincerely,
/s/ Scott A. McGregor

Scott A. McGregor
President and Chief
Executive Officer
cc: James M. McCluney”.
     (3) The reference to “$779,000,000” in the Section “Financing of the Offer and the Second-Step Merger” is deleted and replaced with a reference to “$928,000,000”.

     Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009*

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009*

(a)(5)(O)	Press Release issued by Broadcom Corporation on June 22, 2009*

(a)(5)(P)	Broadcom Investor Presentation, dated June 23, 2009*

(a)(5)(Q)	Excerpts from Broadcom Transaction Website*

(a)(5)(R)	Press Release issued by Broadcom Corporation on June 24, 2009*

(a)(5)(S)	Press Release issued by Broadcom Corporation on June 29, 2009

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADCOM CORPORATION
By:	/s/ Scott A. McGregor
	Name:	Scott A. McGregor
	Title:	President and Chief Executive Officer

FIJI ACQUISITION CORPORATION
By:	/s/ DeAnn Work
	Name:	DeAnn Work
	Title:	Vice President and Secretary

Date: June 30, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009*

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009*

(a)(5)(O)	Press Release issued by Broadcom Corporation on June 22, 2009*

(a)(5)(P)	Broadcom Investor Presentation, dated June 23, 2009*

Exhibit No.	Description
(a)(5)(Q)	Excerpts from Broadcom Transaction Website*

(a)(5)(R)	Press Release issued by Broadcom Corporation on June 24, 2009*

(a)(5)(S)	Press Release issued by Broadcom Corporation on June 29, 2009

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.